Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 9 DATED MARCH 15, 2023
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022 as supplemented by supplement no. 1 dated August 15, 2022, supplement no. 2 dated September 16, 2022, supplement no. 3 dated September 27, 2022, supplement no. 4 dated October 17, 2022, supplement no. 5 dated November 15, 2022, supplement no. 6 dated December 16, 2022, supplement no. 7 dated January 13, 2023, and supplement no. 8 dated February 15, 2023. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of April 1, 2023;
•the calculation of our February 28, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of March; and
•updated experts information.

April 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of April 1, 2023 (and repurchases as of March 31, 2023) is as follows:

Transaction Price (per share)
Class T	$18.6488
Class D	$18.6488
Class I	$18.6488
Class A	$18.6488

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2023 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The February 28, 2023 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of February 28, 2023 (Class T, Class D, Class I, and Class A) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of February 28, 2023 and January 31, 2023:

	As of
Components of NAV*	February 28, 2023	January 31, 2023
Investments in Multifamily Operating Properties	$2,327,103,404	$2,357,572,840
Investments in Multifamily Development Properties	128,178,560	129,842,384
Investments in Real-estate Related Structured Investments	63,070,635	61,774,755
Investments in Land Held for Development	78,083,739	78,040,252
Operating Company and Other Net Current Assets (Liabilities)	29,643,561	(6,157,118)
Cash and Cash Equivalents	43,649,208	11,798,261
Secured Real Estate Financing	(1,231,281,659)	(1,174,272,834)
Subordinated Unsecured Notes	(42,803,000)	(42,853,000)
Preferred Equity	(145,590,806)	(127,011,661)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$1,250,053,642	$1,288,733,879
Fully-diluted Shares/Units Outstanding	67,031,193	67,054,318

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2023 and January 31, 2023:

	Class
	T	D	I	A	OP(1)	Total
As of February 28, 2023
Monthly NAV	$92,747,152	$2,955,461	$76,182,005	$487,971,775	$590,197,249	$1,250,053,642
Fully-diluted Outstanding Shares/Units	4,973,348	158,480	4,085,081	26,166,341	31,647,943	67,031,193
NAV per Fully-diluted Share/Unit	$18.6488	$18.6488	$18.6488	$18.6488	$18.6488
As of January 31, 2023
Monthly NAV	$94,915,787	$2,985,005	$76,717,363	$505,800,352	$608,315,372	$1,288,733,879
Fully-diluted Outstanding Shares/Units	4,938,579	155,313	3,991,693	26,317,379	31,651,354	67,054,318
NAV per Fully-diluted Share/Unit	$19.2193	$19.2193	$19.2193	$19.2193	$19.2193

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the February 28, 2023, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.19%	4.88%
Development Assets	6.07%	4.75%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.2%
	0.25% increase	(2.3)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	3.9%	4.1%
	0.25% increase	(3.4)%	(3.7)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On March 15, 2023, our board of directors declared a distribution for the month of March of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on March 31, 2023, to be paid in April 2023.

Experts

The statements included in this supplement under “February 28, 2023 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.

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